EXHIBIT 99.1


                           [Grupo Pao de Acucar Logo]



                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56


      Minutes of the Special Shareholders' Meeting held on April 8th, 2004

1 - DATE AND VENUE: On the eighth day of April, 2004, at 5:00 p.m., at the administrative office at Avenida Brigadeiro Luiz Antonio, 3142 - Sao Paulo - SP.

2 - NOTICE: Meeting notice published in the Official Gazette of the State of Sao Paulo and in the newspaper O Estado de Sao Paulo on the 24th, 25th and 26th of March, 2004, pages 79, 73 and 111 and pages B3, B12 and B5, respectively.

3 - QUORUM: Shareholders representing 74,566% of the Company's voting capital, as shown in the signatures of the shareholders' attendance book.

4 - COMPOSITION OF THE BOARD: Chairman: Valentim dos Santos Diniz, Secretary:
Marise Rieger Salzano.

5 - AGENDA: To resolve on the Company's administration proposal regarding (1) the amendment to the terms and conditions of the debentures of Company's 6th issuance ("Debentures"), approved by the Special Shareholders' Meeting held on March 1st, 2004 (the "Meeting"), which minutes were published in the Official Gazette of the State of Sao Paulo and in the newspaper Folha de Sao Paulo, including, but not limited to the conditions set forth in items 6.9., 6.14.,
6.15. and 6.16 of the minutes of the Meeting, as well as (2) the definition of the interest rate of the Debentures, the Reference Price, the Percentage of the Issuance Price I and the Percentage of the Issuance Price II, as defined in item
6.9. of the minutes of the Meeting.

6 - SUMARY OF THE DELIBERATIONS: Shareholders representing more than two thirds of the Company's capital stock and the majority of the Company's voting capital approved by unanimity of those present: (1) to amend the terms and conditions of the Debentures, including, but not limited to those conditions set forth in items 6.9., 6.14., 6.15., and 6.16. of the minutes of the Meeting; (2) the definition of the interest rate that

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shall remunerate the Debentures, the Reference Price, the Percentage of the
Issuance Price I and the Percentage of the Issuance Price II, as defined in item
6.9. of the minutes of the Meeting; and (3) the ratification of all other terms and conditions of the Debentures originally established, all according to the following conditions:

6.1. Issuance Total Amount: R$ 900.000.000,00 (nine hundred million Brazilian reais).

6.2. Number of Series: one.

6.3. Number of Securities: 90.000 (ninety thousand) Debentures.

6.4. Placement Procedure and Public of the Offering: the Debentures shall be publicly placed, in a best efforts basis, with intermediation of financial institutions members of the distribution system of securities. The Debentures shall be placed according to the provisions referred to in item 6.5. and the Debentures' distribution plan described in item 6.6. (the "Offering"). The non-subscribed Debentures shall be cancelled by the Company and the Offering shall be concluded even in case of partial subscription of the Debentures. Observing the provisions of item 6.5. below, the Offering shall be exclusively addressed to qualified investors and the registration of the Offering before the Brazilian Securities Commission ("CVM") shall be performed without presentation of a prospectus of the Debentures.

6.5. Exclusion of Right of First Refusal and Priority Term for Subscription of
Debentures: According to the provisions of article 7 of the Company's Bylaws, the Company's shareholders shall not be entitled to any right of first refusal for the subscription of the Debentures, pursuant to the dispositions of article 172 of the Law No. 6.404 of December 15, 1976 ("Law No. 6.404/76"). However, it shall be granted to the shareholders a 2 (two) business day term immediately after the publication date of the Debentures' public offering start-up announcement (the "Priority Term" and the "Start-up Announcement", respectively), in order to allow the Company's shareholders to subscribe Debentures proportionally to the number of shares held in face of all shares issued by the Company on April 12, 2004. The right referred to in this item 6.5. shall not be extended to the shareholders defined as US Person, as set forth in the Regulation S of the United States Securities Act of 1933, considering the restriction imposed by the Securities and Exchange Commission of the United States of America. The shareholders who wish to subscribe Debentures according to the terms of this item 6.5. shall attend exclusively to the agencies of the Debentures' financial agent (the "Financial Agent") indicated in the Start-up Announcement, where they shall proceed to the signature of the Debentures' subscription list. If the number of Debentures which the shareholder shall

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have the priority to subscribe during the Priority Term in order to maintain its participation in the Company's capital stock is not a whole number, such shareholder shall have the right to subscribe a number of Debentures representing a whole number by rounding up its fraction of Debenture. The signature of the subscription list shall represent the commitment of the shareholder to pay in the subscribed Debentures even in case of partial subscription of the Debentures subject of the Offering. After the end of the Priority Term, the shareholders will not have any priority rights to subscribe the Debentures which were not subscribed during the Priority Term (the
"Remaining Debentures"). Upon the subscription of Debentures in the extent of the Offering, during the Priority Term, the shareholders shall sign an adhesion instrument, through which they shall (i) state their acknowledgement that the Offering has been performed without the presentation of a prospectus and (ii) compromise themselves to comply with the provisions of article 4th, paragraph 4th, item III, of the CVM rule n. 400, dated December 29th, 2003 ("Instruction CVM No. 400/03"), so that if any shareholder intends to sell Debentures to a non qualified investor before the end of a 18 (eighteen) month term counting from the closing date of the Offering, the sale shall only be possible upon previous registration of the Debentures with the CVM.

6.6. Debentures' Distribution Plan: (a) After the end of the Priority Term, the Remaining Debentures shall be offered to qualified investors in accordance to the procedures indicated in items 6.6.(a1) and 6.6.(a2) as follows. (a1) On the first business day after the end of the Priority Term, the qualified investors holders of CBD's 4th Issuance Debentures and Sendas' Debentures (as defined in items 6.15.(b)(ii) and 6.15.(b)(iii) below), whether Company's shareholders or not, shall have preference to subscribe the Remaining Debentures provided that such investors subscribe and pay in the Debentures through the delivery of their CBD's 4th Issuance Debentures and their Sendas' Debentures. In case the total value of CBD's 4th Issuance Debentures and Sendas' Debentures to be used by investors to paid in the Debentures is higher than the total value of the Remaining Debentures, the Remaining Debentures shall be subscribed by each one of the holders of CBD's 4th Issuance Debentures and Sendas' Debentures according to the percentage obtained with the following equation: the total value of CBD's 4th Issuance Debentures and/or Sendas' Debentures held by each investor divided per the total value of all outstanding CBD's 4th Issuance Debentures and Sendas' Debentures on the Debentures payment date. (a2) On the second business day after the end of the Priority Term, the Debentures which were not subscribed (i) by the shareholders of the Company during the Priority Term, according to the provisions of item 6.5. above and (ii) by the holders of CBD's 4th Issuance Debentures and Sendas' Debentures, according to the provisions of item 6.6.(a1) above, shall be offered to qualified investors interested in purchasing Debentures through payment in national currency, considering that there will


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be no previous reservation, neither determination of minimum and maximum allotments, being preferentially attended those qualified investors who first declare to the leading underwriter of the Offering their interest in purchasing Debentures. (b) The qualified investors who purchase Debentures during the Offering shall sign an adhesion instrument by means of which they shall (i) declare their knowledge and expertise regarding finance and business sufficient to evaluate the risks and contents of the Offering and their capacity to assume such risks, (ii) declare their acknowledgement that the Offering was registered without presentation of a prospectus, and (iii) compromise themselves to comply with the provisions of article 4th, paragraph 4th, item III, of the Instruction CVM No. 400/03, so that if the investor intends to sell Debentures to a non qualified investor before the end of a 18 (eighteen) month term counting from the closing date of the Offering, the sale shall only be possible upon previous registration of the Debentures with the CVM.

6.7. Issuance Date: for all legal purposes, the Debentures' issuance date shall be March 1st, 2004 (the "Issuance Date").

6.8. Par Value: R$ 10.000,00 (ten thousand Brazilian reais) on the Issuance Date (the "Par Value").

6.9. Form and Convertibility: The Debentures, which shall be registered in the book entry form, are convertible into Company's preferred shares ("Preferred Shares"), according to the conditions indicated in item 6.13. below.

6.10. Type: The Debentures shall not have any guarantees.

6.11. Amortization: The Debentures shall not be amortized.

6.12. Term and Maturity Date: The Debentures shall have a 48 (forty-eight) month term, counted from the Issuance Date, maturing, therefore, on March 1st, 2008 ("Maturity Date"). On the Maturity Date, the dispositions of item 6.13.(b) below shall be necessarily applied.

6.13. Convertibility of Debentures into Preferred Shares: (a) The Debentures shall be mandatorily converted into Preferred Shares at their Pair Value updated by the fluctuation of the North-American Dollar (as defined in item 6.14.(a) below). (a1) The conversion of Debentures may be requested by the Debentureholder through appropriate application to the Debentures' Financial Agent on any business day during the period commencing on March 1st, 2007 and ending on February 29th, 2008 ("Conversion Period"). (a2) Each date


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on which occurs request of conversion of Debentures into Preferred Shares shall be referred to as a "Conversion Request Date". (a3) 5 (five) business days after each Conversion Request Date, or 5 (five) business days after the Maturity Date, for the purposes of item 6.13.(b) below, or 5 (five) business days after the Acceleration Date (as defined in item 6.16.(b) below), for the purposes of item 6.13.(b) below, shall be referred to as a "Conversion Date". (b) On the Maturity Date or on the Acceleration Date, the Debentures not yet converted into Preferred Shares by the respective Debentureholders, shall be automatically and mandatorily converted into Preferred Shares by the Company, according to item 6.13.(e) below. The Maturity Date or the Acceleration Date (in case the Debentureholders' General Meeting referred to in item 6.16.(c) below declares the acceleration of the Debentures) or the Transfer of Control Date, as defined in item 6.16.(a8) below (in case the Debentureholders' General Meeting referred to in item 6.16.(f) below declares the acceleration of the Debentures) shall be considered the Conversion Request Date for the Debentures not yet converted into Preferred Shares. (c) Once the conversion of the Debentures is requested and upon the delivery of the respective Preferred Shares and, as the case may be, upon the payments referred to in items 6.13.(e4.2) and 6.13.(e5.2) below, the Debentureholders shall not have any right of payment before the Company. (d) The number of Preferred Shares resulting from the conversion of each Debenture shall be defined on the Conversion Request Dates according to the criteria indicated below and delivered in the respective Conversion Dates. As a reference for the conversion procedure of Debentures into Preferred Shares, it shall be determined: (d1) the "Issuance Price" as the amount in Dollars of the United States of America resulting from the conversion into Dollars of the United States of America, based on the sale rate PTAX 800, option 5, released by the Central Bank of Brazil, of the day immediately prior to the Start-up Announcement publication date, of the value, in Brazilian reais, of the allotment of 1,000 (one thousand) Preferred Shares corresponding to the weighted average of Preferred Shares' quotations in the Sao Paulo's Stock Exchange - BOVESPA ("BOVESPA") in the last 10 (ten) trading sessions prior to the publication date of the Start-up Announcement; and (d2) the "Reference Price" as the amount in Dollars of the United States of America resulting from the adjustment of 23,25% over the Issuance Price. (e) The number of Preferred Shares into which each Debenture may be converted, shall be calculated as follows: (e1) in case the amount in Dollars of the United States of America resulting from the conversion into Dollars of the United States of America based on the sale rate PTAX 800, option 5, released by the Central Bank of Brazil, of the day immediately prior to each Conversion Request Date, of the market price, in Brazilian reais, of the allotment of 1,000 (one thousand) Preferred Shares corresponding to the weighted average of the Preferred Shares' quotations in BOVESPA in the last 10 (ten) trading sessions prior to each Conversion Request Date ("Market Price") is higher than the Issuance Price and lower than the Reference Price, the


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Company shall delivery a number of Preferred Shares calculated by using the formula: VND/PE, where VND = Par Value of the Debentures adjusted by the Dollar Fluctuation and PE = Issuance Price; (e2) in case the Market Price is higher than the Reference Price, the Company shall delivery a number of Preferred Shares calculated by using the formula: {Q - [(PM - PR)/2] x (Q/PM)}, where: Q = VND/PE (number of Preferred Shares resulting from the conversion of each Debenture calculated pursuant to item (e1) above), PM = Market Price and PR = Reference Price; (e3) in case the Market Price corresponds to an amount between 80% (eighty percent) of the Issuance Price ("Percentage of the Issuance Price I") and 100% of the Issuance Price, the Company shall delivery a number of Preferred Shares calculated by using the formula: VND/PM, where VND = Par Value of the Debentures adjusted by the Dollar Fluctuation and PM = Market Price; (e4) in case the Market Price corresponds to an amount lower than the Percentage of the Issuance Price I and 40% (forty percent) of the Issuance Price ("Percentage of the Issuance Price II"), the Debentures shall be converted based on the number of Preferred Shares calculated according to one of the formulas indicated in items (e4.1) and (e4.2) below, to be chosen at the Company's sole discretion, without previous consultation to the Debentureholders: (e4.1) VND/PM, where VND = Par Value of the Debentures adjusted by the Dollar Fluctuation, PM = Market Price or (e4.2) VND/(PE*PEI), where VND = Par Value of the Debentures adjusted by the Dollar Fluctuation, PE = Issuance Price and PEI = Percentage of the Issuance Price I, considering that, in case the Company chooses to calculate the number of Preferred Shares through the formula described in this item (e4.2.), it shall be due to the Debentureholders on the Conversion Date: the number of Preferred Shares calculated based on the formula VND/(PE*PEI) plus the delivery of the amount in Brazilian reais corresponding to the Market Price of (A) the number of Preferred Shares calculated according to the formula VND/PM, less (B) the number of Preferred Shares calculated according to the formula VND/(PE*PEI); and (e5) in case the Market Price corresponds to an amount lower than the Percentage of the Issuance Price II, the Debentures shall be converted based on the number of Preferred Shares calculated according to one of the formulas described in items (e5.1) and (e5.2) below, to be chosen at the Company's sole discretion, without previous consultation to the Debentureholders: (e5.1) VND/PM, where VND = Par Value of the Debentures adjusted by the Dollar Fluctuation; PM = Market Price; or (e5.2) [(VND/PM) - (VP$/PM)], where VND = Par Value of the Debentures adjusted by the Dollar Fluctuation, PM = Market Price, VP$ = {[(VND/(PE*PEII)) - (VND/(PE*PEI)) * [(PE*PEII)]}, where PE = Issuance Price, PEI = Percentage of the Issuance Price I, e PEII = Percentage of the Issuance Price II, considering that, in case the Company chooses to calculate the number of Preferred Shares by using the formula described in this item (e5.2), it shall be due to the Debentureholders, on the Conversion Date: the number of Preferred Shares calculated according to the formula [(VND/PM) - (VP$/PM)], plus the delivery of the amount in


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Brazilian reais calculated according to the formula {[(VND/(PE*PEII)) -
(VND/(PE*PEI))]*[(PE*PEII)]}. (f) The Preferred Shares resulting from the conversion of the Debentures shall have the same features and conditions and shall enjoy the same rights and advantages attributed in the Company's bylaws to this type of shares, being also entitled to receive any rights approved in corporate acts of the Company, counted from and including each Conversion Request Date. The Preferred Shares resulting from the conversion of Debentures shall have the right to receive full dividends declared by the Company related to the fiscal year of the Conversion Request Date. (g) Fractions of Preferred Shares resulting from the conversion of Debentures shall be due in kind, and the respective payment shall occur on the 5th (fifth) business day after any Conversion Date. (h) In case of grouping or splitting of shares issued by the Company after the Issuance Date, in order to determine the number of Preferred Shares that the Debentureholders shall have the right to receive on any Conversion Dates pursuant to item 6.13.(e), the Issuance Price shall be, at each grouping or splitting of shares, automatically adjusted as follows: (i) in case of grouping of shares, the Issuance Price shall be multiplied by the same ratio regarding the grouping of shares issued by the Company; and (ii) in case of splitting of shares, the Issuance Price shall be divided by the same ratio regarding the splitting of shares issued by the Company. (i) The Debentures shall be converted into Preferred Shares exclusively based on the terms and conditions provided in this item 6.13., not being attributed to the Debentureholders any right to convert their Debentures based on any other terms and conditions that shall be established by the Company in relation to new issuances of shares and/or debentures convertible into shares issued by the Company. (j) The capital increases resulting from conversion of Debentures into Preferred Shares, observing the provisions of article 166, III of the Law No. 6.404/76 and the Company's Bylaws, shall be quarterly ratified and filed before JUCESP in up to 30 (thirty) days after its consummation. (k) In case the compliance of this item 6.13. on any Conversion Request Date results in the issuance of a number of Preferred Shares to be delivered to the Debentureholders which causes the breach of a capital stock ratio which corresponds to 1/3 (one third) of common shares and 2/3 (two thirds) of Preferred Shares ("Capital Stock Ratio"), the following procedures shall be observed: (i) Preferred Shares shall be delivered to the Debentureholders up to the maximum amount that may not cause the breach of the Capital Stock Ratio; and (ii) the Preferred Shares surplus ("Surplus") shall not be delivered to the Debentureholders, but the amount in Brazilian reais corresponding to the Market Price of the Preferred Shares Surplus.

6.14. Remuneration: The Debentures shall be remunerated based on the fluctuation of the Dollar of the United States of America exchange rate against Brazilian reais, verified since the Issuance Date until the Debentures payment date, or the Conversion Request


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Date, or the Maturity Date, or the Acceleration Date, or the Transfer of Control
Date, as defined below (in case the event described in item 6.16.(a8) occurs and the right of purchasing Debentures is exercised pursuant to item 6.16.(f) below, without the declaration of acceleration of the Debentures, pursuant to item
6.16. below), as the case may be, based on sale rate PTAX 800, option 5, released by Brazilian Central Bank ("Dollar Fluctuation"). The rate PTAX 800 used to calculate the Dollar Fluctuation shall always be the rate of the business day immediately prior to the date of calculation of the Dollar Fluctuation. (b) To the Dollar Fluctuation shall be added interest rate of 7% (seven percent) per year (the "Interest"), based on 360 (three hundred sixty) days, which shall be semi-annually paid in a pro rata temporis basis, (a) since the Issuance Date until the First Interest Payment Date (as defined in item 6.14.(b3) below), for the first Interest payment; and (b) since the last
Interest Payment Date until the subsequent Interest Payment Date for other Interest payments, until the Maturity Date, or any Conversion Request Date, or Acceleration Date, or Transfer of Control Date (in case the event described in item 6.16.(a8) occurs and the right of purchasing Debentures is exercised pursuant to item 6.16.(f) below, without the declaration of acceleration of the Debentures, pursuant to item 6.16. below), as the case may be, according to the procedures described in items (b1) and (b2) as follows. (b1) The amount corresponding to the Dollar Fluctuation shall be incorporated to the Par Value of the Debentures in a daily basis and verified based on its accumulated fluctuation since the Issuance Date. (b2) The Interest shall incur over the Par Value of the Debentures in a pro rata temporis basis, and shall be updated pursuant to items 6.14.(a) and 6.14.(b1) above. (b3) The Interest shall be semi-annually paid by the Company to the holders of Debentures, according to the following schedule: September 1st, 2004, March 1st, 2005, September 1st, 2005, March 1st, 2006, September 1st, 2006, March 1st, 2007, September 1st, 2007 and March 1st, 2008 (each Interest payment date shall be referred to as an "Interest Payment Date").

6.15. Subscription Term, Conditions and Price: (a) The subscription price of the Debentures shall correspond to the Par Value of the Debentures, updated by the Dollar Fluctuation calculated pursuant to items 6.14.(a) and 6.14.(b1) above, plus the Interest calculated in a pro rata temporis basis, according to item 6.14.(b2) above, during the period between the Issuance Date and the Debentures payment date ("Issuance Price"). (b) The Debentures shall be paid in immediately upon the subscription, by means of the following procedures, according to the schedule described in item 6.15.(d) below: (i) payment, in national currency, of the amount corresponding to the Subscription Price; (ii) delivery of debentures of the 4th issuance of the Company regulated by the terms and conditions of the Instrumento Particular de Escritura da 4(a) Emissao de Debentures da Companhia Brasileira de Distribuicao, dated October 17th, 2000 (the "CBD's 4th Issuance Debentures" and the "Indenture of CBD's 4th Issuance Debentures"), in a


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number which value corresponds to the Subscription Price; and (iii) delivery of debentures of the 1st issuance of Sendas S.A., regulated by the terms and conditions of the Instrumento Particular de Escritura da 1(a) Emissao de Debentures da Sendas S.A., dated July 15th, 2002 (the "Sendas' Debentures" and the "Indenture of the Sendas' Debentures") in a number which value corresponds to the Subscription Price. (c) For the purposes of payment of Debentures pursuant to sub-items (ii) e (iii) of item 6.15.(b) above, the CBD's 4th Issuance Debentures and the Sendas' Debentures shall be evaluated by their updated par value, according to the terms and conditions of the Indenture of CBD's 4th Issuance Debentures and the Indenture of Sendas' Debentures, on the date of payment of the Debentures, being discounted any charges and duties due by the holder of CBD's 4th Issuance Debentures and Sendas' Debentures pursuant to the payment of the Debentures. (d) The subscription and payment procedure shall observe the following schedule: (i) during the Priority Term, which means the 2 (two) business days after the Start-up Announcement publication date, only the shareholders of the Company may subscribe and pay in before the Debentures Financial Agent Debentures with national currency; (ii) on the first business day after the end of the Priority Term, only Debentures which subscription through the delivery of CBD's 4th Issuance Debentures and/or Sendas' Debentures shall be subscribed and paid in, being such payment settled before the Debentures Financial Agent; (iii) on the second day after the end of the Priority Term, qualified investors may subscribe and pay in Debentures with national currency, being such payment settled by Camara de Custodia e Liquidacao (CETIP); and (iv) on the third business day after the end of the Priority Term, the Offering shall be closed.

6.16. Events of Acceleration: (a) Observing the provisions of the items below, the fiduciary agent of the Debentures shall declare the acceleration of all obligations regarding the Debentures and demand from the Company the advanced conversion of the Debentures into Preferred Shares pursuant to the provisions of items 6.16.(g) or 6.16(h) below, upon the occurrence of the following events:
(a1) non payment of the Interest on the respective Interest Payment Dates; (a2) legitimate and repeated protestation of bills against the Company, which debt's single or total amount exceeds R$ 30,000,000.00 (thirty million Brazilian reais), except if such protestation is based on third parties' bad faith or error, validly proved by the Company, or if it is cancelled, in any case, in up to 15 (fifteen) business days counting from its occurrence; (a3) Company's failure to comply with any obligation regarding the Debentures, except for obligations of payment of Interest, not remedied in 30 (thirty) days counting from the receipt of written notice sent by the fiduciary agent, provided that such 30 (thirty) day period for regularization of the breach of any obligation regarding the Debentures shall not be applicable to other hypothesis of acceleration set forth herein; (a4) preventive composition with creditors requested by the Company (concordata preventiva) or self-declared bankruptcy requested

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by the Company (auto falencia); (a5) bankruptcy request against the Company
(falencia) not rejected in up to 15 (fifteen) days; (a6) liquidation, dissolution or extinguishment of the Company; (a7) payment of dividends and/or interest on equity capital if the Company is in default regarding the payment of any monetary obligation due regarding the Debentures; (a8) transfer of the direct or indirect share control of the Company, being such event necessarily subject to the dispositions of item 6.16.(f) below. For the purposes of this sub-item: (i) it shall be understood as Company' transfer of share control if the current shareholders of Pao de Acucar S.A. Industria e Comercio, with head offices in the City of Sao Paulo, Sao Paulo State, on Avenida Brigadeiro Luiz Antonio No. 3.126, registered with the National Taxpayers Registry under No. 61.550.182/0001-69 ("PAIC"), or/and their successors, stop holding, direct or indirectly, individually or as a group, equity interest corresponding to 50% (fifty percent) plus one common share issued by the Company; and (ii) it shall be understood as the moment of Company's transfer of share control the date on which the Company first releases to the market notice regarding the transfer of share control according to the definition set forth in this item, pursuant to Instruction CVM No. 358/02 ("Transfer of Control Date"). (b) "Acceleration Date" of the Debentures shall be any of the following dates: (b1) in case of occurrence of any events described in sub-items (a1) to (a7) of item 6.16.(a) above, the Acceleration Date of the Debentures shall be the date on which the Debentureholders' General Meeting referred to in item 6.16.(c) below takes places, if such General Meeting approves the acceleration of the Debentures; and
(b2) in case of occurrence of the event described in sub-item (a8) of item 6.16.(a) above, the Acceleration Date of the Debentures shall be the date on which the Debentureholders' General Meeting referred to in item 6.16.(f) below takes place (i) if such Debentureholders' General Meeting approves the acceleration of the Debentures and PAIC decides not to exercise the right set forth in item 6.16.(f3) below, or (ii) if such Debentureholders' General Meeting approves the acceleration of the Debentures and PAIC decides to exercise the right set forth in item 6.16.(f3) below and chooses to declare the acceleration of the Debentures. (c) In case of occurrence of any of the events described in the sub-items of item 6.16.(a) above, except for the event set forth in sub-item
(a8), when the dispositions of item 6.16.(f) below shall be applied, the fiduciary agent must call, observing items 6.16.(d) and 6.16.(e) below, in up to 15 (fifteen) days counting from the date of occurrence of the event is notice, Debentureholders' General Meeting in order to resolve on the acceleration of the Debentures, to be held in the minimum term set forth by law. (d) In the Debentureholders' General Meeting referred to in the previous item, Debentureholders representing at least 50% (fifty percent) plus one outstanding Debenture shall approve the acceleration of the Debentures. (e) In case (e1) the Debentureholders' General Meeting referred to in item 6.16.(c) above is not held as a result of lack of quorum, or (e2) of non approval of the acceleration of the Debentures by Debentureholders representing 50% (fifty percent) plus one outstanding


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Debenture, the fiduciary agent shall not declare the acceleration of the
Debentures pursuant to item 6.16.(a) above. In case the Debentureholders' General Meeting referred to in item 6.16(c) above, through the approval of Debentureholders representing 50% (fifty percent) plus one outstanding Debenture resolves to declare the acceleration of the Debentures the fiduciary agent shall declare the acceleration of the Debentures and the Company shall be subject to the dispositions of item 6.16(g). (f) In case of Company's transfer of direct or indirect share control pursuant to 6.16.(a8) above, the fiduciary agent shall call, in up to 15 (fifteen) days counting from the Transfer of Control Date, Debentureholders' General Meeting in order to resolve on the acceleration of the Debentures, to be held in the minimum term set forth by law. (f1) In the Debentureholders' General Meeting referred to in the previous item, the acceleration of the Debentures shall only be approved by Debentureholders representing the majority of Debentures of the attending Debentureholders. (f2) In case (i) the Debentureholders' General Meeting referred to in item 6.16.(f) above is not held as a result of lack of quorum, or (ii) of non approval of the acceleration of the Debentures by Debentureholders representing the majority of Debentures of the attending Debentureholders, the fiduciary agent shall not declare the acceleration of the Debentures pursuant to item 6.16.(a) above, and the Company shall not be subject to the compliance of the obligations set forth in item 6.16.(h) below. (f3) In case of installment of the Debentureholders' General Meeting referred to in item 6.16.(f) above with appropriate quorum and approval of the acceleration of the Debentures by Debentureholders representing the majority of Debentures of the attending Debentureholders, the fiduciary agent shall interrupt the Debentureholders' General Meeting and PAIC shall have the right to declare its interest in purchasing (in this case the Debentureholders shall be bind to sell), the total amount of outstanding Debentures for the price indicated in item 6.16.(f4) below. If PAIC decides to exercise the purchase right referred to in this item 6.16.(f3), (i) it shall inform the fiduciary agent (a) if it endorses the acceleration of the Debentures, and, in case it does, the fiduciary agent shall restart the Debentureholders' General Meeting referred to in item 6.16.(f) above and shall declare the acceleration of the Debentures, being the Company subject to the compliance of the dispositions of items 6.16.(h2) and 6.16.(h3) pursuant to PAIC, and to the compliance of the dispositions of item 6.16.(h1) pursuant to the Debentureholders who sell their Debentures; or (b) if PAIC does not endorse the acceleration of the Debentures, and in this case, the fiduciary agent shall not declare the acceleration of the Debentures, being the Company released from the obligation to comply with the dispositions of sub-items (h2) and (h3) of item 6.16(h) below pursuant to PAIC and the Debentureholders, but remaining obligated to pay all Debentureholders selling their Debentures to PAIC the amount set forth in item 6.16(h1) below; (ii) PAIC shall release a notice to all Debentureholders, together with the Company, informing its decision; and (iii) the Debentures shall be purchased by PAIC in


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up to 20 (twenty) business days counting from the Transfer of Control Date for the price indicated in item 6.16.(f4) below. If PAIC decides not to exercise the right of purchasing Debentures set forth in this item 6.16.(f3), the fiduciary agent shall restart the Debentureholders' General Meeting referred to in item 6.16.(f) above and shall declare the acceleration of the Debentures, being the Company obligated to comply with the disposition of item 6.16(h). (f4) In case PAIC decides to exercise the right of purchasing the total amount of Debentures as described in item 6.16.(f3) above, the Debentures shall be purchased for the following price: the amount, in Brazilian reais, corresponding to the Market Price of the number of Preferred Shares which the Debentureholder would have the right to receive on the Transfer of Control Date, through the application of the conditions set forth in 6.13. above. The Transfer of Control Date shall be considered as a Conversion Request Date for the purposes of calculation of the value of the Debentures to be purchased by PAIC pursuant to this item 6.16.(f4) and through the application of the conditions set forth in item 6.13. above.
(f5) In case of declaration of acceleration of the Debentures pursuant to this item 6.16.(f), the Transfer of Control Date shall be considered as a Conversion Request Date for the purposes of item 6.13. above. (g) In case the fiduciary agent declares the acceleration of the Debentures pursuant to the occurrence of the events set forth in any of the sub-items (a1) to (a7) of item 6.16, the Company binds itself to: (g1) pay, in up to 5 (five) business days counting from the Acceleration Date, the Interest due calculated in a pro rata temporis basis according to item 6.14.(b2) above, since the Issuance Date or the last Interest Payment Date until the Acceleration Date; (g2) immediately perform the conversion of the outstanding Debentures into Preferred Shares, observing the conditions described in item 6.13.(e) above; and (g3) as the case may be, pay the amounts due by the Company in case of conversion of Debentures under the convertibility conditions described in item 6.13.(e4.2.) or in item 6.13.(e5.2.) above. (h) In case the fiduciary agent declares the acceleration of the Debentures pursuant to the occurrence of the event described in no sub-item (a8) of item 6.16, the Company binds itself to: (h1) pay, in up to 5 (five) business days counting from the Acceleration Date, the Interest due calculated in a pro rata temporis basis according to item 6.14.(b2) above, since the Issuance Date or the last Interest Payment Date until the Acceleration Date; (h2) immediately perform the conversion of the outstanding Debentures into Preferred Shares, observing the conditions described in item 6.13.(e) above; and (h3) as the case may be, pay the amounts due by the Company in case of conversion of Debentures under the convertibility conditions described in item 6.13.(e4.2.) or in item 6.13.(e5.2.) above.

6.17. Renegotiation: the Debentures shall not be subject to scheduled renegotiation;


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6.18. Delegation of Powers to the Company's Board of Directors: The Powers to
resolve on the conditions set forth in items VI to VIII of article 59 of the Law No. 6.404/76, are now delegated to the Company's Board of Directors;

7 - DOCUMENTS FILED IN THE ADMINISTRATIVE HEADQUARTERS: a) Meeting Notice; b) Administration proposal;

8 - CLOSURE: Having nothing more to decide, the meeting was closed and this minute was registered, in summary form, read, verified and signed by the shareholders that were present.

                           Sao Paulo, April 8th, 2004


Signatures: Valentim dos Santos Diniz (Chairman), Marise Rieger Salzano (Secretary) SHAREHOLDERS: Valentim dos Santos Diniz, Pao de Acucar S/A Industria e Comercio, Peninsula Participacoes Ltda., Abilio dos Santos Diniz, os tres ultimos representados por sua procuradora Marise Rieger Salzano, Sergio Feijao Filho e Amadeu Zamboni Neto.



                            True copy of the original


                            Valentim dos Santos Diniz
                                    Chairman